Item 77 C


SPECIAL MEETING OF SHAREHOLDERS

        A Special Meeting of Shareholders ("Special Meeting") was held on December 12, 1997. The matters voted on by Security Capital U.S. Real Estate Shares Incorporated's ("SC-US") shareholders at the Special Meeting are discussed below.

        Class I shareholders and Class R shareholders, voting separately, approved a Distribution and Service Plan for Class I Shares and a Distribution and Service Plan for Class R Shares (Plans) pursuant to
Rule 12b-1 of the Investment Company Act of 1940, as amended. Under the Plans, Security Capital Markets Group Incorporated ("Capital Markets"), as principal underwriter of the Class I and Class R shares, provides distribution services primarily intended to result in the sale of Class I shares and Class R shares. Capital Markets also provides services to Class I and Class R shareholders, including the provision of information and explanations concerning Class I and Class R shareholder investments and the status of shareholder accounts. The aggregate distribution fee and service fee under each Plan is .25% on an annual basis, of the average daily net assets of the Class I or Class R shares, respectively. The
Plan for Class I shares was approved with 9,750,437 votes for, 0 votes against and 0 votes abstaining. The Plan for Class R shares was approved with 44,123.705 votes for, 2,303.295 votes against and 0 votes abstaining.

        The shareholders approved an amended investment advisory agreement ("Amended Advisory Agreement") with Security Capital (US) Management Group Incorporated ("SC(US)MG"). The terms and conditions of the Amended Advisory Agreement are identical to the terms and conditions of the advisory agreement with SC(US)MG then in effect (Advisory Agreement), except as to the effective and termination dates, the reduced advisory fee and the expense waiver and/or reimbursement provisions. Under the Amended Advisory Agreement SC(US)MG receives a monthly fee in an amount equal to 1/12 of .60% of SC-US's average daily net assets (approximately .60% on an annual basis), as compared to the monthly fee under the Advisory Agreement of 1/12 of .85% of SC-US's average daily net asset (approximately .85% on an annual basis). Under the Advisory Agreement SC(US)MG also agreed to waive fees and/or reimburse expenses to maintain SC-US's total operating expenses, other than brokerage fees and commissions, interest taxes and other extraordinary expenses at no more than 1.20% of SC-US's average daily net assets for the year ending December 31, 1997. The Amended Advisory Agreement does not include a expense waiver or reimbursement provisions. However, under a separate sponsorship agreement, SC(US)MG has committed to waive fees and/or reimburse expenses to maintain the total operating expenses of the Class I shares at no more than 1.00% of the Class I average daily net assets and the Class R shares at no more than 1.15% of the Class R average daily net assets for the year ending December 31, 1998. The Amended Advisory Agreement was approved with 9,796,864 votes for, 0 votes against and 0 votes abstaining.

        The shareholders elected two of SC-US's four directors.  George
F. Keane and Robert H. Abrams each were elected with 9,796,864 votes for, 0 votes against and 0 votes abstaining. The terms of SC-US's other directors, Anthony R. Manno Jr. and Stephen F. Kasbeer, who were previously elected by the shareholders, continued after the Special Meeting.

        The shareholders approved the amendment of SC-US's long-term investment objective to clarify that SC-US shall invest primarily in real estate securities. SC-US's investment objective is to provide above-average total returns, including current income and capital appreciation, primarily through investments in real estate securities in the United States. Prior to shareholder approval of the proposed amendment, SC-US's long-term objective was to achieve top-quartile total returns as compared with other mutual funds that invest primarily in the securities of publicly-traded REITs in the United States by integrating in-depth proprietary real estate market research with sophisticated capital markets research and modeling techniques. As amended, SC-US's long-term investment objective is to achieve top quartile total returns as compared with other mutual funds that invest primarily in real estate securities in the United States, by integrating in-depth proprietary real estate market research with sophisticated capital markets research and modeling techniques. The amendment provides SC-US with the flexibility to continue both to invest in publicly-traded REITs and to take advantage of investment opportunities in other real estate securities. The amendment of SC-US's long term investment objective was approved with 9,796,864 votes for, 0 votes against and 0 votes abstaining.